SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

HF Sinclair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

403949100

(CUSIP Number)

REH Company

2800 West Lincolnway

Cheyenne, Wyoming 82009

Attn: General Counsel

with a copy to:

David P. Oelman

Michael S. Telle

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403949100

1	Name of Reporting Person REH Company
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 16,057,699 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,057,699 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,057,699 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 192,157,440 shares of Common Stock (as defined below) outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2024, less the Common Stock acquired by the Issuer pursuant to the Eighteenth Repurchase Transaction (as defined below).

(1)

REH Company (f/k/a The Sinclair Companies) (“REH”) is the primary and direct beneficial owner of the 16,057,699 shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares.

1	Name of Reporting Person Carol Orme Holding
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 16,057,699 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,057,699 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,057,699 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 192,157,440 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2024, less the Common Stock acquired by the Issuer pursuant to the Eighteenth Repurchase Transaction.

(1)

As a result of her relationship with REH, Mrs. Holding may be deemed to beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

This Amendment No. 22 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the SEC, as amended from time to time (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”) of HF Sinclair Corporation, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

On May 14, 2024, the Issuer entered into a Stock Purchase Agreement (the “Seventeenth Purchase Agreement”) with REH to repurchase 1,348,435 shares of the Issuer’s Common Stock, for $55.62 per share, for the aggregate purchase price of $74,999,955 in a privately negotiated transaction (the “Eighteenth Repurchase Transaction”). The Eighteenth Repurchase Transaction is expected to close on or about May 16, 2024, subject to customary closing conditions. The foregoing description of the Seventeenth Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Seventeenth Purchase Agreement, which is filed as Exhibit 10.18 hereto and is incorporated herein by reference.

As previously reported, the Reporting Persons have sold their Common Stock from time to time in both open market sales and sales to the Issuer. Subject to the terms of the Stockholders Agreement, dated August 2, 2021, by and between the Issuer, the Reporting Persons and certain other parties thereto (the “Stockholders Agreement”), the Reporting Persons expect to continue to engage in such sales (with a strong preference for sales to the Issuer), but the Reporting Persons may both acquire additional Common Stock or dispose of any or all of the Common Stock, in each case, depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons evaluate their investments in the Common Stock on a continual basis.

Additionally, while the Reporting Persons reserve the right to make sales from time to time, it is their intent as of the date of this Amendment to maintain such sufficient ownership of the Issuer’s Common Stock so the Reporting Persons retain the right to appoint at least one director to the Board of the Issuer pursuant to the Stockholders Agreement. The Reporting Persons may, at any time and from time to time, review or reconsider such position.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 192,157,440 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Annual Report on Form 10-Q, filed with the SEC on May 8, 2024, less the Common Stock acquired by the Issuer pursuant to the Eighteenth Repurchase Transaction) are as follows:

A.	REH Company

i.	Amount beneficially owned: 16,057,699

Percentage: 8.4%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 16,057,699

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 16,057,699

B.	Carol Orme Holding

i.	Amount beneficially owned: 16,057,699

Percentage: 8.4%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 16,057,699

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 16,057,699

The shares set forth above are directly owned by REH and not Mrs. Holding. REH is the primary and direct beneficial owner of the shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares. However, as a result of her relationship with REH, Mrs. Holding may be deemed to also beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law. REH and Mrs. Holding are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transaction described herein and the transaction pursuant to the Stock Purchase Agreement, dated April 1, 2024, by and between the Issuer and REH, whereby the Issuer repurchased 5,000,000 shares of Common Stock, for $59.22 per share, for the aggregate purchase price of $296,100,000 in a privately negotiated transaction.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons, other than as described herein.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of the Schedule 13D and Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.18	Stock Purchase Agreement, dated as of May 14, 2024, by and among HF Sinclair Corporation and REH Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41325) filed on May 16, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 16, 2024

REH COMPANY

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name:	Carol Orme Holding